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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Highland Bancorp., Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  429879109

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

     Stephen Zuppello, Deltec Asset Management Corporation
          535 Madison Avenue, New York, New York 10022

     (Date of Event which Requires Filing of this Statement)

                        September 9, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:  429879109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deltec International S.A.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds



5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Republic of Panama

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0


8.  Shared Voting Power:


9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         CO














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Deltec International S.A. (the "Reporting Person") in the Common Stock (the "Common Stock") of Highland Bancorp., Inc. (the "Issuer") has decreased from 25% to 0% of the shares of the Common Stock outstanding. All capitalized terms not defined herein have the definitions given them in the original Schedule 13D.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to beneficially own 0 shares of the Common Stock (the
         "Shares") of the Issuer.

         No borrowed funds were used in connection therewith.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 0 Shares. Based on Issuer's filing on Form 10-Q on November 10, 1999, as of November 5, 1999 there were 4,248,474 shares of Common Stock in the Issuer outstanding. Therefore, the Reporting Person is deemed to beneficially own 0% of the outstanding shares of Common Stock. All transactions in the Shares effected by the Reporting person during the sixty days prior to September 9, 1998 through the date of this filing were effected in open market transactions and are set forth in Exhibit A hereto. The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on August 23, 1999.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits



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         A desciption of the transactions in the Shares that
         were effected by the Reporting Person during 60 days prior to September 9, 1998 though the date of this filing is filed herewith as Exhibit A.

















































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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.

                             DELTEC INTERNATIONAL S.A.

                             By: Andre J. Feldman

                                 /s/ Andre J. Feldman

                                 _____________________________
                                Andre J. Feldman, Vice President


February 22, 2000
































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                                                        EXHIBIT A


                    SCHEDULE OF TRANSACTIONS


     DATE              SHARES PURCHASED       PRICE PER SHARE
                           OR (SOLD)

   9/9/98                  (37,500)                 37.75
  2/25/99                   (1,000)                 35.16
   3/9/99                    1,000                  37.41
  3/18/99                    3,367                  37.40
  4/26/99                   (1,250)                 38.42
  4/29/99                     (625)                 38.72
   5/3/99                     (500)                 39.21
  8/23/99            (1,091,696.50)                 18.75




































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01552002.AB6